June 6, 2017

Alexandre Scherer
Chief Executive Officer, Watford Insurance Company
Watford Holdings Ltd.
Waterloo House, 1st Floor
100 Pitts Bay Road, Pembroke HM 08
Bermuda

       Re: Watford Holdings Ltd.
           Draft Registration Statement on Form S-1
           Submitted May 10, 2017
           CIK No: 0001601669
Dear Mr. Scherer:

        We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS filed 05/10/2017

Summary, page 1

1. Please revise your summary to prominently disclose and discuss the following:

            The percentage of your investments that are allocated to non-investment grade and a thorough discussion of the risks of non-investment grade investments, including a statement that these investments are much riskier than those of traditional reinsurers;
            Your net investment income (loss) on investments for each of the past three fiscal years;
 Alexandre Scherer
Watford Holdings Ltd.
June 6, 2017
Page 2
            Clearly state that Arch competes with you to underwrite business, manages and underwrites all business for you subject only to your underwriting guidelines, and is not required to allocate any business to you;
            Disclose the percentage of your reinsurance, retrocessional, and coinsurance business that is for Arch, and that losses payable by you may benefit Arch by reducing Arch's net loss;
            Quantify the fees you pay to Arch, AIM and HPS and disclose the amount paid in the most recent fiscal year;
            That HPS will make all decisions as to the investments of your non-investment grade portfolio, subject only to applicable non-investment grade guidelines, and a similar discussion with respect to AIM and your investment grade portfolio; and
            That any changes to your non-investment grade investment guidelines requires the consent of both HPS and Arch.
       Please make similar revisions throughout your prospectus, including in your Business section, as appropriate.

Insurance and Reinsurance, page 2

2. We note that you believe that your access to Arch's network and expertise allows you to
       "take advantage quickly of opportunities as they emerge and facilitates [y]our ability to adapt strategically [y]our mix of business by geography, product line, or type." Given that Arch has the exclusive right to source, manage and supervise your underwriting portfolios, please explain how you will be able to adjust your mix of business and take advantage quickly of opportunities. Please also tell us why you believe Arch would provide you with such emerging opportunities.
3. Please disclose that your A- rating was based partially on the participation of Arch, and that Arch may reduce its participation in the future, including that after March 2018, Arch may reduce its participation without consideration of the impact of such action on your financial strength rating.

Investments, page 3

4. Given that you have exclusively outsourced the day to day management of your underwriting portfolio, please tell us why you believe it is appropriate to characterize your business model as one of "access" to Arch's underwriting business. In the alternative, please remove such reference throughout your prospectus.
5. In order to place your disclosure in the appropriate context, please amend your disclosure to state, in each case, the percentage of your investment grade assets that are held in order to meet regulatory requirements applicable to your U.S. operating subsidiaries or collateral requirements under your reinsurance contracts. Additionally, balance your summary by disclosing that your concentration of investment assets in non-investment grade assets would not be permissible under a U.S. regulatory regime. Alexandre Scherer
Watford Holdings Ltd.
June 6, 2017
Page 3


6. Please disclose that 26% of your non-investment grade investments are rated CCC+ and below and discuss the meaning of this rating and the risks of such investments.

Our relationship with Arch, page 6

7. Please expand your disclosure to identify the products that you offer that Arch does not.
       Alternatively, remove any inference that, apart from premium-based fees, Arch is incentivized to offer your products in addition to its own.

Implications of being an emerging growth company, page 9

8. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Maintain a robust risk management program, page 9

9. Please balance your summary by disclosing that you do not separately evaluate each of the individual risks you assume in your reinsurance business and are therefore largely dependent on the original underwriting decisions made by ceding companies, including
       Arch.

Risk Factors
We rely upon HPS for calculation of the fees due to HPS..., page 50

10. Please revise your disclosure to indicate whether you are able to dispute the value assigned by HPS to securities or investments.

"The non-investment grade portfolio may hold non-traditional and complex fixed income....", page
51
11. Please expand your risk factor to disclose, in connection with your ISDA Master
       Agreements, the risk that decisions with regard to default and termination events are governed by ISDA determinations committees and their associated rules.

The non-investment grade portfolio may hold non-traditional and complex... Derivative instruments, page 53

12. Please disclose the percentage of investments that HPS is permitted to hold through derivatives transactions.
 Alexandre Scherer
Watford Holdings Ltd.
June 6, 2017
Page 4
A portion of the non-investment grade investment strategy..., page 60

13. Please disclose the percentage of non-investment grade investments that may be invested in funds managed by HPS.

We could be subject to regulatory restrictions under the Bank Holding Company Act..., page 61

14. Please tell us what you mean by your statement that you "understand" that HPS is not an affiliate of JPM for purposes of the U.S. Securities Act.

We are subject to the risk of possibly being deemed an investment company, page
65

15. Please provide us with your analysis on whether you are an investment company. We note your risk factor disclosure on page 65 regarding your current belief that you are not subject to regulation under the Investment Company Act of 1940.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comment on Non-U.S. GAAP Financial Measures, page 102

16. Your identification of adjusted underwriting income (loss) and adjusted combined ratios as non-GAAP measures while being silent on underwriting income (loss) and adjusted combined ratios may imply that underwriting income (loss) and adjusted combined ratios are GAAP measures. Please revise your disclosure to clearly identify these measures as non-GAAP here and elsewhere in your document and provide reconciliations to the directly comparable GAAP measure in accordance with Item 10(e)(1)(i)(B) of Regulation
       S-K.

Reconciliation of non-U.S. GAAP Financial Measures, page 110

17. Revise to more clearly explain to the reader the purpose of your adjustment for net earned premiums for 2016 and 2015, as well as why a similar adjustment is not included for
       2014.

Critical Accounting Policies, Estimates and Recent Accounting Pronouncements Reserves for Losses and Loss Adjustment Expenses, page 113

18. We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. In order to meet the principal objectives of Management's Discussion and Analysis, this disclosure should enable the investor to understand 1) your method for establishing the estimate; 2)
       whether and if so to what extent and why you have adjusted your assumptions used to determine the estimate from the assumptions used in the immediately preceding period;
       and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition, and liquidity. Please keep these points in mind in addressing the comments listed below. Disclose the following information for
 Alexandre Scherer
Watford Holdings Ltd.
June 6, 2017
Page 5
       each material line of business, and also consider providing any additional information to achieve this objective.

            Identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:
               For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period.
               Explicitly identify and discuss key assumptions as of December 31, 2016 that are premised on future emergence that are inconsistent with historical loss reserve development patterns, and explain why these assumptions are now appropriate given the inconsistency identified.
            In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present, preferably in a tabular format, the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position, and liquidity. Explain why you believe the scenarios quantified are reasonably likely.

Premium Revenues and Related Expenses, page 114

19. We believe your disclosure regarding the estimate of assumed premium on your reinsurance business could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements.
       Accordingly, please revise your MD&A to include the following information:

            The amount of assumed premium estimate for each line of business, including the amount of any estimate for commissions and related expenses and the amount included in premium receivable related to the estimate; and
            The key assumptions used to arrive at your best estimate of the assumed premium estimate and what specific factors lead you to believe this amount is the most realistic.


Contractual Obligations and Commitments, page 124

20. You disclose here that the "borrowed funds" were collateralized with approximately
       $773.9 million of invested assets held in trust as of December 31, 2016. It appears that the borrowed funds refers to your Revolving credit agreement borrowings from Bank of
       America, of which only $258.9 million was outstanding as of December 31, 2016. Please tell us and disclose why the collateralization is almost 300% of the outstanding balance, specifically addressing whether the level of overcollateralization is a reflection of the nature of the assets. Clarify whether you are required to maintain collateral against the full $800 million limit throughout its duration.
21. Tell us and revise to clarify how the $613.8 million of assets held for collateral or guarantees on page F-32 relates to the $773.9 million disclosed on page 125 as being held in trust as collateral for your borrowed funds or the $547.9 million also disclosed on page
 Alexandre Scherer
Watford Holdings Ltd.
June 6, 2017
Page 6
       125 as pledged as collateral in trusts. Further, clarify how these amounts relate to various amounts of collateral pledged to your reinsurance counterparties. Tell us how you determined that your table on page F-32 reflects all collateralization pledges against your invested assets. Consider revising your Pledged and restricted assets section to provide a table of all invested assets pledged as collateral by purpose or nature.

Insurance operations, page 131

22. We note your disclosure that Arch, on your behalf, thoroughly diligences each prospective program manager. Please expand your disclosure to include the criteria, policy or procedure used by Arch in selecting program managers for your business versus its own business, or state there are none.

Business
Strategy, page 134

23. Please clearly describe the "target business mix" of your investment strategy.

Certain relationships and related party transactions, page 185

24. You disclose on page 195 that HPS Investment Partners, LLC (HPS) "shares a portion of the management fees and performance fees with Arch pursuant to a separate fee sharing agreement, such that Arch and HPS generally have similar shares of the combined fee revenues of the two parties with respect to the services that they provide to Watford Re."
       You also disclose on page 187 that Arch shares fees with HPS. Please revise to more clearly describe the terms and purpose of this fee sharing arrangement and quantify the amounts involved for each period presented. Tell us and revise this section as well as your Summary section to more clearly disclose the relationship and activities between
       Arch and HPS.
25. You disclose on page 60 that a portion of the non-investment grade portfolio managed by
       HPS may be directly or indirectly invested in investment funds managed by HPS. Revise to quantify the amounts invested in such funds as of the balance sheet dates presented and to separately quantify the management fees paid related to those fund investments.

Services Agreements, page 185

26. Please expand your disclosure to clarify, if true, that AUL or AUI, as applicable, may retain service providers that are affiliates of Arch and establish fees payable thereto in the ordinary course.
27. Please expand your disclosure to clarify the conflicting legal obligations that would permit AUL or AUI to terminate their respective services agreements with you. For example, disclose whether fiduciary duties owed to shareholders of another entity or competing contractual obligations would give rise to such right. Alexandre Scherer
Watford Holdings Ltd.
June 6, 2017
Page 7
28. We note your disclosure that Arch is indemnified for underwriting losses except those resulting from their gross negligence or intentional misconduct or material intentional breaches of the underwriting guidelines, subject to a cure period. Please expand your disclosure to include any further limitations on the liability of Arch under the services agreements, e.g., any waiver by you of lost profits or consequential damages.
29. Please disclose the "certain obligations" of Arch under the services agreement that, if materially breached, would allow termination by AUL or AUI.
30. Please quantify the underwriting fees and profit commissions payable to AUL and AUI.

Consolidated Financial Statements, page F-1

31. Revise to separately quantify your related party transactions on the face of your financial statements. Refer to Rule 4-08(k) of Regulation S-X.

4. Segment Information, page F-15

32. Please tell us how you considered the various products, geography, and nature of operations (i.e. underwriting versus investment) in determining that you have one reportable segment. As part of your response, clearly address the fact that your noninvestment grade portfolio is managed by HPS versus your underwriting business is effectively managed by Arch. Tell us and disclose how many operating segments you have, as well as your basis for aggregation if applicable.
33. We note your tabular presentation of premiums written by major line of business on page
       F-17. Given the apparent aggregation in these disclosures compared to the various product lines identified within each of the four underwriting areas disclosed on pages
       136-137, tell us how you determined that your disclosures were appropriate under ASC
       280-10-50-40.

7. Short Duration Contracts, page F-20

34. Given your disclosure on page 115 that some portion of the reinsurance you assume is on a retroactive basis, please tell us why you limit the number of years for which you provide the claims development table to 3 years. ASC 944-40-50-4B requires the information to be presented for the number of years for which claims incurred typically remain outstanding. However, your payments cover an average of 32% to 80% of claims over three years. As part of your response, tell us the percent of your reinsurance business that is written on a retroactive basis.
35. You disclose on page F-27 that you have not provided claim count information for your short duration contracts because some of your reinsurance business is written on a proportional basis and some of your primary insurance is written on a coinsurance basis, for which individual loss information is unavailable. Please help us understand why writing some of your business on a proportional basis prevents you from separately
 Alexandre Scherer
Watford Holdings Ltd.
June 6, 2017
Page 8
       disclosing the losses incurred, IBNR, and expected development on reported claims as well as claims count information for the reinsurance you assumed on a basis other than proportional reinsurance. Similarly, tell us why you are unable to provide the losses incurred, IBNR, and expected development on reported claims as well as claims count information for the business for which you are the primary underwriter. Further, given that the majority of your reinsurance and coinsurance contracts are underwritten to assume or accept risk from Arch Capital, tell us why claims count information is not available to you for all contracts assumed from or coinsured with Arch Capital considering the nature of your relationship.
36. Tell us how you determined the level at which to aggregate your short duration business for the Casualty reinsurance and Other Specialty reinsurance loss tables. As part of your response, provide us with a breakdown quantifying the net premiums, losses incurred, and ending reserve liabilities for the last two years by each product type listed on pages 136-
       137 for Casualty reinsurance and Other specialty reinsurance. For each product type identified on pages 136-137 for your Casualty reinsurance and Other specialty reinsurance, list the relevant characteristics of that product line and compare them to the characteristics of the other product types with which it has been aggregated. Tell us how you determined it was appropriate to aggregate these product lines into these two loss development tables here, and why each of the product lines identified within each of these two underwriting areas did not have significantly different characteristics in accordance with ASC 944-40-50-4H and ASC 944-40-55-9A through 55-9C.

General

37. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
       Please note that we may have comments regarding this material.

        You may contact Keira Nakada at (202) 551-3659 or Kevin Vaughn at (202) 551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or Erin Jaskot at (202) 551-3442 with any other questions.



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                                                            Insurance
cc: Gary Boss